Filed Pursuant to Rule 253(g)(2)

File No. 024-10983

Supplement No. 1 to Post-Qualification Offering Circular Amendment No. 4 dated June 29, 2020

MYTHIC COLLECTION, LLC

16 LAGOON CT

SAN RAFAEL, CA 94903

(415) 335-6370; www.mythicmarkets.com

This Offering Circular Supplement No. 1 (the “Supplement”) relates to the Post-Qualification Offering Circular Amendment No. 4 of Mythic Collection, LLC (the “Company”), dated June 29, 2020 and qualified on July 20, 2020 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is currently offering membership interests of Series ART-GGMTG, Series ART-BHERO and Series COM-FF160 of our company on a “best efforts” basis. This Supplement should be read in conjunction with the Offering Circular, and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and may not be delivered without the Offering Circular, including any amendments or supplements thereto.

This Supplement is being filed to provide updated disclosure to reflect that, effective November 11, 2020, the Company has engaged Dalmore Group, LLC as its broker of record for the offering of interests in Series ART-GGMTG and Series ART-BHERO and other future series offerings. This Supplement also is being filed to include the information set forth in the Current Report on Form 1-U filed on November 20, 2020 and the information set forth in the Semiannual Report on Form 1-SA/A filed on August 14, 2020, which is set forth below.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 9 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 to Offering Circular is November 20, 2020.

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Effective November 11, 2020, we have engaged Dalmore Group, LLC, or the Broker, to serve as our broker of record to assist in the sale of membership interests in the multiple series of our company (which we refer to as Series Interests or Interests) pursuant to Regulation A. The Broker will receive compensation for sales of our Series Interests offered hereby at a fixed fee rate of 1% of the gross proceeds we receive with respect to each series for which the Broker acts as broker of record. See “Plan of Distribution and Subscription Procedure—Broker.” All capitalized items used herein but not otherwise defined shall have the same meaning ascribed to them in the Offering Circular.

North Capital Private Securities Corporation, or North Capital, has acted as our broker of record in connection with the offering of Interests in Series MTG-ABL90, Series MTG-94BOX, Series ART-BHERO and Series COM-FF160. As of November 13, 2020, our company has (a) sold the maximum offering amounts of Series MTG-ABL90 Interests, Series MTG-94BOX Interests and Series COM-AF157 Interests (which we refer to, collectively, as the Closed Offerings) and closed each such offering, and (b) received subscriptions for 474 Interests, or $15,168 of Series COM-FF160 (which we refer to as the Open Offering) but the initial closing for this series has not yet taken place. The gross proceeds from all Closed Offerings are $237,000, with the total amount of net proceeds being received by us of approximately $230,634. We have paid to North Capital a fee equal to $9,527.77 in connection with the Closed Offerings and we will pay to North Capital a fee equal to $1,411.60 with respect to the Open Offering if the maximum offering price of $32,000 is raised in the Open Offering.

Series Membership Interests
	Number of Interests	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer, before expenses(2)
Series ART-GGMTG
Per Interest	n/a	$71.50	$0.72	$70.78
Total Minimum	2,000	$143,000.00	$1,430.00	$141,570.00
Total Maximum	2,000	$143,000.00	$1,430.00	$141,570.00

Series ART-BHERO
Per Interest(3)	n/a	$35.00	$0.35	$34.65
Total Minimum	1,200	$42,000.00	$420.00	$41,580.00
Total Maximum	1,200	$42,000.00	$420.00	$41,580.00
(1)	See “Plan of Distribution and Subscription Procedure” for details of the compensation payable to the Broker. Effective November 11, 2020, the Broker acts as our broker of record for the offering of Series ART-GGMTG and Series ART-BHERO and for all future series offerings. We will pay a cash fee of 1% of the gross proceeds we receive with respect to each series for which the Broker acts as broker of record (which we refer to as the Brokerage Fee). The amount of underwriting discount and commissions in the above table excludes fees that we have paid or expect to pay to North Capital for sales of our Series Interests in the Closed Offerings or Open Offering.

(2)	We estimate the total expenses of the offering of the above Series Interests, excluding the brokerage fees, will be approximately $6,150.

(3)	The per interest price of Series ART-BHERO being offered has been reduced from $42.00 as set forth in the Offering Circular to $35.00 herein and the number of Interests of Series ART-BHERO being offered has been increased from 1,000 as set forth in the Offering Circular to 1,200 herein.

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OFFERING SUMMARY

The Company:	The Company is Mythic Collection, LLC, a Delaware series limited liability company formed January 30, 2019.
Underlying Asset and Offering Price Per Interest:

The Company’s core business is the identification, acquisition, marketing and management of vintage comic books, collectible cards and fantasy art, the collectible assets, collectively as the Underlying Assets of the Company. It is not anticipated that any Series would own any assets other than its respective Underlying Asset, plus cash reserves for storage, insurance and other expenses pertaining to each Underlying Asset and amounts earned by each Series from the monetization of the Underlying Asset. The Underlying Asset for each Series and the Offering Price per Interest for each Series is detailed in the Master Series Table.

Securities offered:

Investors will acquire membership interests in a Series of the Company, each of which is intended to be separate for purposes of assets and liabilities. It is intended that owners of Interest in a Series will only have an interest in assets, liabilities, profits and losses pertaining to the specific Underlying Assets owned by that Series. For example, an owner of Interests in Series MTG-ABL90 will only have an interest in the assets, liabilities, profits and losses pertaining to the Series Alpha Black Lotus and its related operations. See the “Description of Interests Offered” section for further details. The Interests will be non-voting except with respect to certain matters set forth in the Amended and Restated Limited Liability Company Agreement of the Company (as amended, the “Operating Agreement”). The purchase of membership interests in a Series of the Company is an investment only in that Series (and with respect to that Series’ Underlying Asset) and not, for the avoidance of doubt, in (i) the Company, (ii) any other Series of Interests, (iii) the Manager, (iv) the Series Manager, (v) the Platform or (vi) the Underlying Asset associated with the Series or any Underlying Asset owned by any other Series of Interests.

Investors:

Each Investor must be a “qualified purchaser.” See “Plan of Distribution and Subscription Procedure – Investor Suitability Standards” for further details. The Manager may, in its sole discretion, decline to admit any prospective Investor, or accept only a portion of such Investor’s subscription, regardless of whether such person is a “qualified purchaser.” Furthermore, the Manager anticipates only accepting subscriptions from prospective Investors located in states where the Broker is registered.

Manager:

Mythic Markets, Inc., a Delaware corporation, is the manager of the Company and the Series. Mythic Markets, Inc. also owns and operates a web-based (desktop & mobile) investment platform called Mythic Markets (the Mythic Markets platform and any successor platform used by the Company for the offer and sale of interests, the “Mythic Markets Platform”) through which the Series Interests and other series interests are sold. The Manager will, together with its affiliates, own a minimum of 2% of the Series Interests upon the Closing of each Offering. However, the Manager may sell some or all of the Interests acquired pursuant to this Offering Statement from time to time after the Closing of an Offering.

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Advisory Board:

The Manager intends to assemble an expert network of advisors with experience in relevant industries (an “Advisory Board”) to assist the Manager in identifying, acquiring and managing vintage comic books, collectible cards and fantasy art pieces.

Broker:

As of August 4, 2020, the Company entered into a Broker-Dealer Agreement to engage the services of Dalmore Group, LLC, which we refer to in this Supplement as the Broker, to act as our broker of record to assist in the sale of our Series Interests being offered on a “best efforts” basis. The Broker’s engagement became effective as of FINRA’s issuance of a no objection letter on November 11, 2020. See “Plan of Distribution and Subscription Procedure.”

Minimum and Maximum Interests purchase:

The minimum subscription by an Investor is one (1) Interest in the Series and the maximum subscription by any Investor (other than the Manager) is for Interests representing 19.9% of the total Interests in the Series, although such maximum thresholds may be waived by the Manager in its sole discretion. Such limits do not apply to the Manager and/or affiliates of the Manager. The Manager and/or its affiliates must purchase a minimum of 2% of Interests of each Series at the Closing of its each Offering. The Manager may purchase greater than 2% of Interests of any Series at the applicable Closing, in its sole discretion. The purchase price, the Offering Price per Interest times the number of Interests purchased, will be payable in cash at the time of subscription.

Offering Size:

The Company may offer a Total Minimum and a Total Maximum of Interests in each Series Offering as detailed for each Series in the Master Series Table. The Manager and/or its affiliates must own a minimum of 2% of Interests of each Series at the Closing of its applicable Offering. The Manager may purchase greater than 2% of Interests of any Series at the applicable Closing, in its sole discretion.

Escrow Agent:	North Capital Private Securities Corporation
Escrow:

The subscription funds advanced by prospective Investors as part of the subscription process will be held in a non-interest bearing escrow account with the Escrow Agent and will not be commingled with the operating account of the Series, until if and when there is a Closing with respect to that Investor. When the Escrow Agent has received instructions from the Manager and the Broker that an Offering will close and the Investor’s subscription is to be accepted (either in whole or part), then the Escrow Agent shall disburse such Investor’s subscription proceeds in its possession to the account of the Series. Amounts paid to the Escrow Agent are categorized as Offering Expenses. If an Offering is terminated without a Closing, or if a prospective Investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, such amounts placed into escrow by prospective Investors will be returned promptly to them without interest. Any costs and expenses associated with a terminated offering will be borne by the Manager.

Offering Period:

There will be a separate closing for each Offering. The Closing of an Offering for a particular Series will occur on the earliest to occur of (i) the date subscriptions for the Total Maximum Interests of such Series have been accepted by the Manager or (ii) a date determined by the Manager in its sole discretion, provided that subscriptions for the Total Minimum Interests of such Series have been accepted. If the Closing for a Series has not occurred, the applicable Offering shall be terminated upon (i) the date which is one year from the date this Offering Circular is qualified by the Commission, which period may be extended by an additional six months by the Manager in its sole discretion, or (ii) any date on which the Manager elects to terminate such Offering in its sole discretion. In the case, where the Company enters into a purchase option agreement, an Offering may never be launched, or a Closing may not occur, in the case the Company does not exercise the purchase option before the purchase option agreement’s expiration date, or the expiration date is not extended.

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Additional Investors:	The Asset Seller may purchase a portion of the Interests in each Series or may be offered Interests of such Series as a portion of the purchase price for such Underlying Asset.
Use of Proceeds:

The proceeds received by the Series from an Offering will be applied in the following order of priority of payment:

(i) Acquisition Cost of the Underlying Asset: Actual cost of the Underlying Asset paid to the Asset Seller (which may have occurred prior to the Closing).

The Company acquires Underlying Assets through the following methods:

1. Upfront purchase - the Company acquires an Underlying Asset from an Asset Seller prior to the launch of the offering related to the Series

2. Purchase agreement - the Company enters into an agreement with an Asset Seller to acquire an Underlying Asset, which acquisition may become effective prior to the closing of the offering for the related Series, in which case the Company is obligated to acquire the Underlying Asset prior to the closing

3. Purchase option agreement - the Company enters into a purchase option agreement with an Asset Seller, which gives the Company the right, but not the obligation, to acquire the Underlying Asset

The Company’s acquisition method for each Underlying Asset is noted in the Master Series Table.

(ii) Offering Expenses: In general, these costs include actual legal, accounting, escrow, underwriting, filing and compliance costs incurred by the Company in connection with the offering of a Series of Interests (and exclude ongoing costs described in Operating Expenses), as applicable, paid to legal advisors, brokerage (if the Company enlists the services of a broker-dealer), escrow, underwriters, printing and accounting firms, as the case may be.

(iii) Acquisition Expenses: These include costs associated with the evaluation, investigation and acquisition of the Underlying Asset, plus any interest accrued on loans made to the Company by the Manager, a director, an officer or a third person for funds used to acquire the Underlying Asset or any options in respect of such purchase. Except as otherwise noted, any such loans to affiliates of the Company accrue interest at the Applicable Federal Rate (as defined in the Internal Revenue Code) and other loans and options accrue as described herein.

(iv) Sourcing Fee to the Manager: A fee paid to the Manager as compensation for identifying and managing the acquisition of the Underlying Asset, which fee is up to five percent (5%) of the purchase price of the applicable Underlying Asset, as detailed in Master Series Table for each Series.

The Manager pays the Offering Expenses and Acquisition Expenses on behalf of each Series and is reimbursed by the Series from the proceeds of a successful Offering. See “Use of Proceeds – All Series” and “Plan of Distribution and Subscription Procedure - Fees and Expenses” sections for further details.

Operating Expenses:

“Operating Expenses” are costs and expenses attributable to the activities of the Series (collectively, “Operating Expenses”) including:

•         costs incurred in managing the Underlying Asset, including, but not limited to storage, maintenance and transportation costs (other than transportation costs described in Acquisition Expenses);

•         costs incurred in preparing any reports and accounts of the Series, including any tax filings and any annual audit of the accounts of the Series (if applicable) or costs payable to any third party registrar or transfer agent and any reports to be filed with the Commission including periodic reports on Forms 1-K, 1-SA and 1-U;

•         any indemnification payments; and

•         any and all insurance premiums or expenses in connection with the Underlying Asset, including insurance required for utilization at and transportation of the Underlying Asset to events under Fan Club Experiences (as described in “Description of the Business – Business of the Company”) (excluding any insurance taken out by a corporate sponsor or individual paying to showcase an asset at an event but including, if obtained, directors and officers insurance of the directors and officers of the Manager or the Series Manager).

The Manager has agreed to pay and not be reimbursed for Operating Expenses incurred prior to the Closing. Operating Expenses incurred post-Closing shall be the responsibility of the Series. However, if the Operating Expenses exceed the amount of revenues generated from the Underlying Asset, the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Series, on which the Manager may impose a reasonable rate of interest, which shall not be lower than the Applicable Federal Rate (as defined in the Internal Revenue Code), and be entitled to reimbursement of such amount from future revenues generated by the Series (“Operating Expenses Reimbursement Obligation(s)”), and/or (c) cause additional Interests to be issued in order to cover such additional amounts.

We do not anticipate that the Series will generate any revenues in 2020 and expect the Series to either incur Operating Expenses Reimbursement Obligations or that the Manager pays such Operating Expenses incurred and will not seek reimbursement. See discussion of “Description of the Business – Operating Expenses” for additional information.

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Further Issuance of Interests:

A further issuance of Interests of the Series may be made in the event the Operating Expenses exceed the income generated from the Underlying Asset and any cash reserves and the Company does not take out sufficient amounts under the Operating Expenses Reimbursement Obligation to pay such excess Operating Expenses, nor does the Manager pay such amounts and does not seek reimbursement.

Series Manager:	Mythic Markets, Inc. will serve as the Series Manager responsible for managing each Series’ Underlying Asset (the “Series Manager”) as described in the Series Operating Agreement for each Series.
Platform:

Mythic Markets owns and operates a desktop and mobile web-based platform called Mythic Markets (the Mythic Markets platform and any successor platform used by the Company for the offer and sale of Interests (facilitated through the Broker), the “Mythic Markets Platform” or the “Platform”) through which the Interests are sold.

Free Cash Flow:

Free Cash Flow for a particular Series equals its net income (as determined under U.S. generally accepted accounting principles (“GAAP”)) plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the Underlying Asset; provided that Free Cash Flow does not include proceeds from a sale of an Underlying Asset. The Manager may maintain Free Cash Flow funds in separate deposit accounts or investment accounts for the benefit of each Series. There is currently no public trading market for our Interests, and an active market may not develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Interests at any price. Even if a public market does develop, the market price could decline below the amount you paid for your Interests. Therefore, our only liquidity event, until such time, is the distribution of Free Cash Flow, once we commence generating revenues, if any.

Management Fee:

As compensation for the services provided by the Series Manager under the Series Agreement for each Series, the Series Manager will be paid a semi-annual fee equal to 50% of any Free Cash Flow generated by a particular Series. The Management Fee will only become due and payable if there is sufficient Free Cash Flow to distribute as described in Distribution Rights below. For tax and accounting purposes the Management Fee will be accounted for as an expense on the books of the Series.

Distribution Rights:

The Manager has sole discretion in determining what distributions of Free Cash Flow, if any, are made to Members of a Series of Interests. Any Free Cash Flow generated by a Series of Interests from the utilization of the Underlying Asset shall be applied by that Series of Interests in the following order of priority:

•         repay any amounts outstanding under Operating Expenses Reimbursement Obligations for that Series, plus accrued interest;

•         thereafter to create such reserves for that Series as the Manager deems necessary, in its sole discretion, to meet future Operating Expenses of that Series;

•         thereafter, no less than 50% (net of corporate income taxes applicable to that Series of Interests) by way of distribution to the Interest Holders of that Series of Interests, which may include the Asset Sellers (as defined below) of its Underlying Asset or the Manager or any of its affiliates; and,

•         up to 50% to the Series Manager in payment of the Management Fee for that Series.

After tax proceeds from the sale of any underlying Asset shall be distributed: (i) first, to any third party creditors, (ii) second, to any creditors that are the Manager or its affiliates (e.g., payment of any outstanding Operating Expenses Reimbursement Obligation and accrued Management Fees), and thereafter, (iii) to the Interest Holders of the relevant Series of Interests, allocated pro rata based on the number of Interests held by each Interest Holder (which may include the Manager, any of its affiliates and the Asset Seller and which distribution within a Series will be made consistent with any preferences which exist within such Series).

Liquidation Rights

As further described below, a Series shall remain in existence until the earlier of the following: (i) the dissolution of the Company, (ii) the election of the Manager to dissolve such series; (iii) the sale, exchange or other disposition of substantially all of the assets of the series; or (iv) at any time that the Series no longer has any members.

Upon the occurrence of any such event, the Manager (or a liquidator selected by the Manager) is charged with winding up the affairs of the Series of Interests or the Company as a whole, as applicable, and liquidating its assets, including any Underlying Assets. Upon the liquidation of a Series of Interests or the Company as a whole, as applicable, the Underlying Assets will be liquidated and any after-tax proceeds distributed: (i) first, to any third party creditors, (ii) second, to any creditors that are the Manager or its affiliates (e.g., payment of any outstanding Operating Expenses Reimbursement Obligation and accrued Management Fees), and thereafter, (iii) to the Interest Holders of the relevant Series of Interests, allocated pro rata based on the number of Interests held by each Interest Holder (which may include the Manager, any of its affiliates and the Asset Seller and which distribution within a Series will be made consistent with any preferences which exist within such Series).

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Timing of Distributions:

The Manager may make semi-annual distributions of Free Cash Flow remaining to Interest Holders of a Series, subject to the Manager’s right, in its sole discretion, to withhold distributions, including the Management Fee, to meet anticipated costs and liabilities of each Series. The Manager may change the timing of potential distributions to a Series in its sole discretion. It is expected that distributions will not happen until 2021 when the Company launches its Fan Club Experiences.

Fiduciary Duties:

The Manager may not be liable to the Company, any series or the Investors for errors in judgment or other acts or omissions not amounting to willful misconduct or gross negligence, since provision has been made in the Operating Agreement for exculpation of the Manager. Therefore, Investors have a more limited right of action than they would have absent the limitation in the Operating Agreement.

Indemnification:

None of the Indemnified Parties, Manager, or its affiliates, Mythic Markets, nor any current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors of the Manager, members of the Advisory Board, nor persons acting at the request of the Company or any series in certain capacities with respect to other entities (collectively, the “Indemnified Parties”) will be liable to the Company, any Series, or any Members for any act or omission taken by the Indemnified Parties in connection with the business of the Company or a Series of Interests that has not been determined in a final, non- appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

The Company or, where relevant, each Series (whether offered hereunder or otherwise) will indemnify the Indemnified Parties out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving as Indemnified Parties with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence. Unless attributable to a specific Series of Interests or a specific Underlying Asset, the costs of meeting any indemnification will be allocated pro rata across each of Series of Interests based on the value of each Underlying Asset.

Transfers:

The Manager may refuse a transfer by an Interest Holder of its Interest(s) if such transfer would result in (a) there being more than 2,000 beneficial owners in the Series or more than 500 beneficial owners that are not “accredited investors,” (b) the assets of the Series being deemed “plan assets” for purposes of ERISA, (c) such Interest Holder holding in excess of 19.9% of the Series, (d) result in a change of U.S. federal income tax treatment of the Company and/or the Series, or (e) the Company, the Series of Interests or the Manager being subject to additional regulatory requirements. Furthermore, as the Interests are not registered under the Securities Act of 1933, as amended (the “Securities Act”), transfers of Interests may only be effected pursuant to exemptions under the Securities Act and permitted by applicable state securities laws. See “Description of Interests Offered – Transfer Restrictions” for more information.

Governing Law:

To the fullest extent permitted by applicable law, the Company and the Operating Agreement will be governed by Delaware law and any dispute in relation to the Company and the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where Federal law requires that certain claims be brought in Federal courts, as in the case of claims brought under the Securities Exchange Act of 1934, as amended. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If an Interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement, it would be required to do so in the Delaware Court of Chancery to the extent the claim isn’t vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or for which the Delaware Court of Chancery does not have subject matter jurisdiction, or where exclusive jurisdiction is not permitted under applicable law.

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PLAN OF DISTRIBUTION AND SUBSCRIPTION PROCEDURE

We are managed by Mythic Markets, Inc. (“Mythic Markets” or the “Manager”), a Delaware corporation incorporated in 2018. Mythic Markets owns and operates a web-based (desktop & mobile) investment platform called Mythic Markets (the Mythic Markets platform and any successor platform used by the Company for the offer and sale of interests, the “Mythic Markets Platform”), through which Investors may indirectly invest, through a series of the Company’s interests, in vintage comic book, collectible card, and fantasy art opportunities that have been historically difficult to access for many market participants. Through the use of the Mythic Markets Platform, Investors can browse and screen the potential investments and sign legal documents electronically. We intend to distribute the Interests exclusively through the Mythic Markets Platform. Neither Mythic Markets, Inc. nor any other affiliated entity involved in the offer and sale of the Interests is a member firm of the Financial Industry Regulatory Authority, Inc., or FINRA, and no person associated with us will be deemed to be a broker solely by reason of his or her participation in the sale of the Interests.

The Mythic Markets platform refers to both the investment platform and potential future trading platform. The investment platform has been fully developed and launched in conjunction with the Series Alpha Black Lotus offering. To participate, investors must complete an application on the Mythic Markets platform to subscribe.

Each of the Offerings is being conducted under Regulation A under the Securities Act of 1933, as amended (the “Securities Act”) and therefore, only offered and sold to “qualified purchasers.” For further details on the suitability requirements an Investor must meet in order to participate in this Offering, see “Plan of Distribution and Subscription Procedure – Investor Suitability Standards”. As a Tier 2 offering pursuant to Regulation A under the Securities Act, these Offerings will be exempt from state law “Blue Sky” registration requirements, subject to meeting certain state filing requirements and complying with certain antifraud provisions, to the extent that our Interests are offered and sold only to “qualified purchasers” or at a time when our Interests are listed on a national securities exchange. It is anticipated that sales of securities will only be made in states where the Broker is registered.

The initial offering price for each Series of Interests (the “Purchase Price”) was determined by the Manager and is equal to the aggregate of (i) the purchase price of the Underlying Asset, (ii) the Offering Expenses, (iii) the Acquisition Expenses, and (iv) the Sourcing Fee (in each case as described below) divided by the number of membership Interests sold in each Offering as described in the section “Use of Proceeds- All Series” above.

There will be different closing dates for each Offering. The Closing of an Offering will occur on the earlier to occur of (i) the date subscriptions for the Maximum Interests for a Series have been accepted or (ii) a date determined by the Manager in its sole discretion, provided that subscriptions for the Minimum Interests of such Series have been accepted. If Closing has not occurred, the Offering shall be terminated upon (i) the date which is one year from the date this Offering Circular is qualified by the U.S. Securities and Exchange Commission (the “Commission”) which period may be extended with respect to a particular Series by an additional six months by the Manager in its sole discretion, or (ii) any date on which the Manager elects to terminate the Offering in its sole discretion, such date not to exceed the date which is 18 months from the date the Offering Circular or amendment thereto, as applicable, is qualified by the SEC.

This Offering Circular does not constitute an offer or sale of any Series of Interests outside of the U.S.

Those persons who want to invest in the Interests must sign a Subscription Agreement, which will contain representations, warranties, covenants, and conditions customary for private placement investments in limited liability companies; see “How to Subscribe” below for further details.

The Manager, and not the Company, will pay all of the expenses incurred in these Offerings that are not covered by the Sourcing Fee, Offering Expenses or Acquisition Expenses, including fees to legal counsel, but excluding fees for counsel or other advisors to the Investors and fees associated with the filing of periodic reports with the Commission and future blue sky filings with state securities departments, as applicable. Any Investor desiring to engage separate legal counsel or other professional advisors in connection with an Offering will be responsible for the fees and costs of such separate representation.

The Manager shall ensure that certain conditions are met before an Offering is closed, including (1) verification of the status of the Asset Seller of the applicable Underlying Asset, and agreements related to the asset sale, (2) verification of the condition of the Underlying Asset, and (3) other specific market conditions that must be satisfied in the Manager’s sole discretion. If these conditions are not met, investors will be promptly refunded their investment.

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From time to time, the Manager may promote the Mythic Markets platform, or certain Series, by distributing Interests in Series for less than fair value or for no specific value. The Manager’s distribution of such Interests will generally serve as an incentive for third party promotion of the Mythic Markets platform or certain Series.

Investor Suitability Standards

The Interests are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other Investors so long as their investment in any of the interests of the Company (in connection with this Series or any other series offered under Regulation A) does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). We reserve the right to reject any Investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such Investor is not a “qualified purchaser” for purposes of Regulation A.

For an individual potential Investor to be an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the Investor must be a natural person who has:

1.

an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person and the mortgage on that primary residence (to the extent not underwater), but including the amount of debt that exceeds the value of that residence and including any increase in debt on that residence within the prior 60 days, other than as a result of the acquisition of that primary residence; or

2.

earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.

If the Investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details. For purposes of determining whether a potential Investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an Investor’s home, home furnishings and automobiles.

The Interests will not be offered or sold to prospective Investors subject to the Employee Retirement Income Security Act of 1974 and regulations thereunder, as amended (“ERISA”).

If you live outside the United States, it is your responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase, including obtaining required governmental or other consent and observing any other required legal or other formalities.

Our Manager and the Broker, in its capacity as broker of record for these Offerings, will be permitted to make a determination that the subscribers of Interests in each Offering are qualified purchasers in reliance on the information and representations provided by the subscriber regarding the subscriber’s financial situation. Before making any representation that your investment does not exceed applicable federal thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

An investment in our Interests may involve significant risks. Only Investors who can bear the economic risk of the investment for an indefinite period of time and the loss of their entire investment should invest in the Interests. See “Risk Factors.”

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Minimum and Maximum Investment

The minimum subscription by an Investor in an Offering is one (1) Interest and the maximum subscription by any Investor (other than the Manager) in any Offering is for Interests representing 19.9% of the total Interests of the Series, where such maximum subscription limit may be waived for an Investor by the Manager in its sole discretion. Such limits do not apply to the Manager and/or affiliates of the Manager. The Manager and/or its affiliates must purchase a minimum of 2% of Interests of each Series at the Closing of its each Offering. The Manager may purchase greater than 2% of Interests of any Series at the applicable Closing, in its sole discretion.

Broker

Effective November 11, 2020, Dalmore Group, LLC has agreed to act as our broker of record in connection with the sale of our Series Interests, subject to the terms and conditions of a Broker-Dealer Agreement dated August 4, 2020, as amended from time to time. Pursuant to the agreement, the Broker’s role in the offering is limited to serving as the broker of record, including providing investor qualification recommendations (e.g., “Know Your Customer” and anti-money-laundering checks) and coordinating with third-party providers to ensure adequate review and compliance. The Broker will have access to the subscription information provided by investors and will serve as broker of record for each Offering. The Broker will not solicit any investors on our behalf, act as underwriter or provide investment advice or investment recommendations to any investor.

The Broker is a broker-dealer registered with the Commission and a member of FINRA and SIPC and will be registered in each state where each offering and sale of our Series Interests will occur, prior to the launch of each offering. The Broker will receive a brokerage fee but will not purchase any interests and, therefore, will not be eligible to receive any discounts, commissions or any underwriting or finder’s fees in connection with any offering.

We agreed to indemnify the Broker and each of its affiliates and their respective representatives and agents for any loss, liability, judgment, arbitration award, settlement, damage or cost (which we refer to as losses) incurred in any third-party suit, action, claim or demand (which we refer to, collectively, as a proceeding) to the extent they are based upon our breach of any provision of the Broker-Dealer Agreement, our wrongful acts or omissions or this offering. The Broker agreed to indemnify us and each of our affiliates and their and our representatives and agents from any losses arising out of any proceeding to the extent they are based upon the Broker’s breach of the agreement or the wrongful acts or omissions of the Broker or the Broker’s failure to comply with any applicable federal, state or local laws, regulators or codes in the performance of its obligations under the agreement.

The Broker-Dealer Agreement has a 12-month term beginning August 4, 2020 and will renew automatically for successive 12-months terms unless either party provides notice of non-renewal at least 60 days prior to the expiration of the then-current term. Additionally, the agreement may be terminated by either party for breach, misrepresentation, failure to comply with legal requirements or insolvency.

Transfer Agent

The transfer agent of the Series being offered hereby is West Coast Stock Transfer.

Escrow Agent

The Escrow Agent is North Capital Private Securities Corporation, who has been appointed as escrow agent for each offering pursuant to escrow agreements among the Broker, the Escrow Agent, and our company, on behalf of each series.

Each series will generally be responsible for fees due to the Escrow Agent, which are categorized as part of the Offering Expenses described in the “Fees and Expenses” below; however, our manager has agreed to pay and not be reimbursed for fees due to the Escrow Agent.

We agreed to indemnify the Escrow Agent and each director, officer, employee, attorney, agent and affiliate of the Escrow Agent against any and all actions, claims (whether or not valid), losses, damages, liabilities, costs and expenses of any kind or nature whatsoever (including without limitation reasonable attorneys’ fees, costs and expenses) in any third party claim arising from or in connection with the negotiation, preparation, execution, performance or failure of performance of the escrow agreements or any transactions contemplated therein; provided, however, that no person shall have the right to be indemnified for any liability finally determined by a court of competent jurisdiction, subject to no further appeal, to have resulted from the gross negligence or willful misconduct of such person.

10

Fees and Expenses

Brokerage Fees and Offering Expenses

Each Series of Interests will generally be responsible for certain fees, costs and expenses incurred in connection with the offering of the Interests associated with that Series (the “Offering Expenses”). Offering Expenses consist of legal, accounting, escrow, underwriting, filing, banking, compliance costs, and brokerage fees as applicable, related to a specific offering (and exclude ongoing costs described in Operating Expenses).

As compensation for providing the services described in the Broker-Dealer Agreement to us in connection with each offering, the Broker will receive a brokerage fee equal to 1% of the amount raised through each offering (which we refer to as the Brokerage Fee).

Each series of interests will be responsible for paying the Brokerage Fee to the Broker from the proceeds of the sale of interests in each such series. The Brokerage Fee will be payable immediately upon the closing of each offering.

In addition, our manager has paid the Broker a one-time consulting fee of $20,000 for the provision of ongoing general consulting services related to this offering (such as coordination with third-party vendors and providing general guidance), following the issuance by FINRA of a no-objection letter. Further, in connection with the execution of the Broker-Dealer Agreement, our manager paid the Broker a one-time advance payment of $5,000 for out-of-pocket expenses anticipated to be incurred by the Broker, such as costs related to preparing the FINRA filing, due diligence expenses, working with our counsel and other services necessary and required prior to the approval of the offerings. The Broker will refund our manager for any such out-of-pocket expenses not actually incurred by the Broker.

North Capital has acted as our broker of record in connection with the offering of interests in Series MTG-ABL90, Series MTG-94BOX, Series ART-BHERO and Series COM-FF160 and, as compensation for providing related services to us in connection with each of such offerings, has received or will receive a brokerage fee equal to 1% of the amount raised through the foregoing offerings (which we refer to as the North Capital Brokerage Fee). As of November 13, 2020, our company has (a) sold the maximum number of interests in the Closed Offerings and closed each such offerings; and (b) received subscriptions for 474 Interests or $15,168 of Series COM-FF160. The total gross proceeds of all Closed Offerings are $237,000, with the total amount of net proceeds being received by us of approximately $230,634. The maximum offering price of the Open Offering is $32,000. North Capital was paid $9,527.77 in North Capital Brokerage Fees in the aggregate with respect to the Closed Offerings, and expects to be paid $1,411.60 in North Capital Brokerage Fee for the Open Offering, if the maximum amount is raised. North Capital has not received, and going forward the Broker will not receive, any fees or commissions on funds raised from the sale of interests to our manager, its affiliates or the asset sellers and shall receive no commissions with respect to further series.

In addition to the foregoing, our manager pays North Capital Investment Technology, the parent company of North Capital, a monthly administrative fee of $500 for technology tools to facilitate our company’s offerings of the Interests. Our Manager has paid North Capital Investment Technology a one-time installation and setup fee of $2,500. The fee payable to North Capital Investment Technology is capped at $100,000 for the offerings in the aggregate, regardless of the number of series being offered.

Acquisition Expenses

Each Series of Interests will be responsible for any and all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the Underlying Asset related to such series incurred prior to the Closing, including brokerage and sales fees and commissions (but excluding the Brokerage Fee), appraisal fees, research fees, transfer taxes, third party industry and due diligence experts, bank fees and interest (if the Underlying Asset was acquired using debt prior to completion of an offering), auction house fees, travel and lodging for inspection purposes, transportation costs to transfer the Underlying Asset from the Asset Seller’s possession to the storage facility or to locations for creation of photography and videography materials (including any insurance required in connection with such transportation) and photography and videography expenses in order to prepare the profile for the Underlying Asset on the Mythic Markets Platform (the “Acquisition Expenses”). The Acquisition Expenses will be payable from the proceeds of each offering.

11

Sourcing Fee

The Manager is entitled to a Sourcing Fee of up to five percent (5%) of the purchase price of an applicable Underlying Asset as compensation for sourcing each Underlying Asset (the “Sourcing Fee”). The Manager may elect to receive a reduced Sourcing Fee in connection with an Offering.

Additional Information Regarding this Offering Circular

We have not authorized anyone to provide you with information other than as set forth in this Offering Circular. Except as otherwise indicated, all information contained in this Offering Circular is given as of the date of this Offering Circular. Neither the delivery of this Offering Circular nor any sale made hereunder shall under any circumstances create any implication that there has been no change in our affairs since the date hereof.

From time to time, we may provide an “Offering Circular Supplement” that may add, update or change information contained in this Offering Circular. Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent Offering Circular Supplement. The Offering Statement we filed with the Commission includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular and the related exhibits filed with the Commission and any Offering Circular Supplement together with additional information contained in our annual reports, semiannual reports and other reports and information statements that we will file periodically with the Commission.

The Offering Statement and all supplements and reports that we have filed or will file in the future can be read on the Commission website at www.sec.gov or in the legal section for the applicable Underlying Asset on the Mythic Markets Platform. The contents of the Mythic Markets Platform (other than the Offering Statement, this Offering Circular and the Appendices and Exhibits thereto) are not incorporated by reference in or otherwise a part of this Offering Circular.

How to Subscribe

Potential Investors who are “qualified purchasers” may subscribe to purchase Interests in the Series which have not had a Closing, as detailed in the Master Series Table.

The subscription process for each Offering is a separate process. Any potential Investor wishing to acquire any Series of Interests must:

1.	Visit MythicMarkets.com and sign up for a user account on Mythic Markets’ marketplace.

2.	Verify your email address and Log in to Mythic Markets’ marketplace.

3.	Click on “Marketplace” which will bring you to the offerings page which will display all the available opportunities to invest.

4.	Select “Learn more” on the offering you are interested in.

5.

Carefully read this Offering Circular, and any current supplement, as well as any documents described in the Offering Circular and attached hereto or which you have requested. Consult with your tax, legal and financial advisors to determine whether an investment in any of the Series Interests is suitable for you.

6.	If you are ready to invest, click the “Buy shares” button on the Offering Details page.

7.	Complete the KYC process by entering your name, address, date of birth, and social security number. All data is encrypted.

8.	Enter your banking information for ACH transfer to the offering’s escrow account and confirm your investment.

9.	Input the number of Non-Voting Interests that you would like to purchase.

10.

Review and sign the Subscription Agreement that will be sent to you via HelloSign (including the “Investor Qualification and Attestation” attached thereto), which was pre-populated following your completion of certain questions on the Mythic Markets Platform application and if the responses remain accurate and correct, sign the completed Subscription Agreement using electronic signature. Except as otherwise required by law, subscriptions may not be withdrawn or cancelled by subscribers.

12

Once the completed Subscription Agreement is signed for a particular Offering, an integrated online payment provider will transfer funds in an amount equal to the purchase price for the relevant Series of Interests you have applied to subscribe for (as set out on the front page of your Subscription Agreement) into the escrow account for the series. The only acceptable method of payment for this offering is by Automated Clearing House (“ACH”). The Escrow Agent will hold such subscription monies in escrow until such time as your Subscription Agreement is either accepted or rejected by the Manager and, if accepted, such further time until you are issued with Series Interests for which you subscribed.

The Manager and the Broker will review the subscription documentation completed and signed by you. You may be asked to provide additional information. The Manager or the Broker will contact you directly if required. We reserve the right to reject any subscriptions, in whole or in part, for any or no reason, and to withdraw an Offering at any time prior to Closing.

Once the review is complete, the Manager will inform you whether or not your application to subscribe for the Series Interests is approved or denied and if approved, the number of Series Interests you are entitled to subscribe for. If your subscription is rejected in whole or in part, then your subscription payments (being the entire amount if your application is rejected in whole or the payments associated with those subscriptions rejected in part) will be refunded promptly, without interest or deduction. The Manager accepts subscriptions on a first-come, first served basis subject to the right to reject or reduce subscriptions.

If all or a part of your subscription in a particular Series is approved, then the number of Series Interests you are entitled to subscribe for will be issued to you upon the Closing. Simultaneously with the issuance of the Series Interests, the subscription monies held by the Escrow Agent in escrow on your behalf will be transferred to the account of the Series as consideration for such Series Interests.

By executing the Subscription Agreement, you agree to be bound by the terms of the Subscription Agreement and the Amended and Restated Limited Liability Company Agreement of the Company (the “Operating Agreement”). The Company, the Manager and the Broker will rely on the information you provide in the Subscription Agreement, including the “Investor Qualification and Attestation” attached thereto and the supplemental information you provide in order for the Manager to verify your status as a “qualified purchaser”. If any information about your “qualified purchaser” status changes prior to you being issued Series Interests, please notify the Manager immediately using the contact details set out in the Subscription Agreement.

For further information on the subscription process, please contact the Manager using the contact details set out in the “Where to Find Additional Information” section.

The subscription funds advanced by prospective Investors as part of the subscription process will be held in a non-interest bearing account with the Escrow Agent and will not be commingled with the Series of Interests’ operating account, until if and when there is a Closing for a particular Offering with respect to that Investor. When the Escrow Agent has received instructions from the Manager and the Broker that an Offering will close and the Investor’s subscription is to be accepted (either in whole or part), then the Escrow Agent shall disburse such Investor’s subscription proceeds in its possession to the account of the applicable Series. If an Offering is terminated without a Closing, or if a prospective Investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, such amounts placed into escrow by prospective Investors will be returned promptly to them without interest or deductions. Any costs and expenses associated with a terminated offering will be borne by the Manager.

13

FORM 1-SA/A FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 14, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA/A

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the period ended June 30, 2020

MYTHIC COLLECTION, LLC

Commission File No. 024-10983

Delaware

(State or other jurisdiction of incorporation or organization)

16 LAGOON CT

SAN RAFAEL, CA 94903

(415-335-6370) Telephone Number

www.mythicmarkets.com

All correspondance:

Jillian Sidoti, Esq.

Crowdfunding Lawyers, LLP

29901 Murrieta Hot Springs Road - Suite G-135

Murrieta, CA 92563

(323) 799-1342

EMAIL FOR CORRESPONDENCE: jillian@crowdfundinglawyers.net

Interests in individual Series

(Title of each class of securities issued pursuant to Regulation A)

MYTHIC COLLECTION, LLC

1-SA/A

SEMIANNUAL REPORT PURSUANT TO REGULATION A

FOR THE FISCAL SEMIANNUAL PERIOD ENDED

JUNE 30, 2020

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operation

This 1-SA has been amended from its originally filed 1-SA on August 8, 2020 to reflect changes in the notes to financial statements. Particularly adjustments to Property and Equipment, Note 5, Note 6, and Note 7.

Since its formation in January 2019, Mythic Collection, LLC (the “Company”), a Delaware series limited liability company, has been engaged in acquiring collectible cards, with loans from Mythic Markets, Inc. (the “Manager”).  The Manager is the manager of the Company and serves as the asset manager for the collectible cards owned by the Company and the underlying series (the “Asset Manager”).  The Company issues membership interests (“Interests”) in a series (the “Offering”) of the Company (the “Series”).  Investors in the Series will acquire a proportional share of income and liabilities as they pertain to the Series, and the sole assets and liabilities of the Series at the time of the Offering related to that Series.

We are devoting substantially all our efforts to establishing our business and planned principal operations shall commence upon closure of our first Offering.  As such and because of the start-up nature of the Company’s and the Manager’s business the reported financial information herein will likely not be indicative of future operating results or operating conditions. Because of our corporate structure, we are in large part reliant on the Manager and its employees to grow and support our business.  There are a number of key factors that will have large impacts on our operating results going forward including the Manager’s ability to:

-	Continue to source high quality collectible card assets, vintage comic books, and fantasy art at reasonable prices;

-	Market new offerings (“Offerings”) in individual series (“Series”) of the Company and attract investors (“Investors”) to acquire the interests issued by Series of the Company (“Interests”);

-	Generate interest in vintage comic book, collectible card, and fantasy art collection attendance at the Fan Club Experiences expected to launch in 2021;

-	Provide Investors with access to blue-chip vintage comic book, collectible card, and fantasy art assets for investment, portfolio diversification and secondary market liquidity for their Interests;

-

Provide all Mythic Markets Platform users with a premium, highly curated, engaging media experience, including audiovisual content, virtual and augmented reality, community, and market sentiment (e.g. “fantasy collecting”) features.

We have not yet generated any revenues and do not anticipate doing so until 2021 or 2022.

We are in the process of completing an initial Offering of Interests in Series #MTG-94BOX and are in the process of launching subsequent offerings for other series.

The Company incurred $6,683 of offering expenses and $1,252 of operating expenses during the period from January 1, 2020 and ended June 30, 2020, including acquisition and related expenses relating to Series #MTG-ABL90.

Operating Results

Revenues are generated at the series level.As of June 30, 2020, the Series LLCs have not generated any revenue.Series #MTG-ABL90 and #MTG-94BOX are not expected to generate any revenue until 2021.

From inception, the Company and the Series have financed their business activities through capital contributions from the Manager to the Company and individual Series. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as the Series LLC have the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Interests in any individual Series. In addition, parts of the proceeds of future offerings may be used to create reserves for future Operating Expenses for individual series at the sole discretion of the Manager.

2

The Company, including the Series #MTG-ABL90 and #MTG-94BOX incurred $1,252.00 in operating expenses in the six-month period ending June 30, 2020 related to storage, transportation, insurance, maintenance and professional services fees associated with the Series asset we acquired. The operating expenses incurred pre-closing related to any collectible assets (or “Underlying Asset(s)”) are being paid by the Manager and will not be reimbursed by the series. Each Series of the Company will be responsible for its own operating expenses, such as storage, insurance or maintenance beginning on the closing date of the offering for such Series of interests.

Liquidity and Capital Resources

As of June 30, 2020, the Company had $9,435 in cash or cash equivalents and the Company had $8,435 in financial obligations.

On April 2, 2020, we entered into a Purchase and Sale Agreement to acquire the MTG-94BOX for $55,000.00, which agreement provides that the Company shall pay the purchase price set forth in such agreement at the closing of the Offering of Interests in Series #MTG-94BOX.

Plan of Operations

Completed and Launched Offerings

On November 1, 2019, we successfully closed the Offering for Series #MTG-ABL90.

Planned Offerings and Other Operations

We are in the process of closing an initial Offering of Interests in Series #MTG-94BOX.

We expect to launch subsequent Offerings during the remainder of 2020. The Company plans to launch approximately five to ten additional Offerings in the next twelve months. The proceeds from any Offerings closed during the next twelve months will be used to acquire additional investment grade collectible cards, vintage comic books, and fantasy art, which we anticipate will enable the Company to reduce Operating Expenses for each Series as we negotiate better contracts for storage, insurance and other Operating Expenses with a larger collection of assets.

The Mythic Markets Platform (the “Platform”) is intended to provide opportunities to engage with the vintage comic books, collectible cards, and fantasy art through a diverse set of interactions with assets on the Platform and unique collective ownership experiences (together, the “Fan Club Experiences”). Despite the plans of the Company, it should be noted that Fan Club Experiences are not expected to launch until 2021 and the Company has a significant amount of assets for the Fan Club Experiences will be an enjoyable and profitable experience.

We do not anticipate generating enough revenues in fiscal year 2021 from Fan Club Experiences to cover all the Operating Expenses for any existing or anticipated Series.

3

Item 2. Financial Statements

4

MYTHIC COLLECTION, LLC

Balance Sheet (unaudited)

As of June 30, 2020, and December 31, 2019

	June 30, 2020	December 31, 2019
ASSETS
Current Assets
Cash and cash equivalents	$9,435	$9,435
Total Current Assets	9,435	9,435

Non-Current Assets
Collectible Assets (see Note 2)	79,000	79,000
Total Non-Current Assets	79,000	79,000

TOTAL ASSETS	$88,435	$88,435

LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)
Liabilities
Current Liabilities
Advances payable to Manager (see Note 5)	$8,435	$0
Total Current Liabilities	8,435	0

Total Liabilities	8,435	0

Members' Equity/(Deficit)
Subscription in series, net of distributions (See Note 6)	90,000	90,000
Membership Interest	1,000	1,000
Accumulated deficit	(11,000)	(2,565)
Total Members' Equity/(Deficit)	80,000	88,435

TOTAL LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	$88,435	$88,435

5

MYTHIC COLLECTION, LLC

Statement of Operations (unaudited)

For the Six-Month Periods Ended June 30, 2020, and 2019

	June 30, 2020	June 30, 2019
Revenues	$0	$0

Operating Expenses:
General and administrative	-	-
Management charges	8,435	-
Total Operating Expenses	8,435	-

Loss from operations	8,435	-

Other Income/(Expense)
Bank service charges	-	-
Total Other Expenses	-	-

Provision for income taxes	-	-

Net loss	$(8,435)	$0

6

MYTHIC COLLECTION, LLC

Statement of Members’ Equity / (Deficit) (unaudited)

Six-Months Ended June 30, 2020

Members' equity / (deficit)
Balance at January 1, 2020	$88,435
Subscriptions received in collectible assets	0
Net income (loss)	(8,435)
Balance at June 30, 2020	$80,000

7

MYTHIC COLLECTION, LLC

Statement of Cash Flows (unaudited)

For the Six-Month Periods Ended June 30, 2020, and 2019

	June 30, 2020	June 30, 2019
Cash flows from operating activities
Net income (loss)	$(8,435)	$0
Adjustments to reconcile net income (loss) to net cash
Accounts Payable	8,435	0
Net cash provided by (used in) operating activities	0	0

Cash flows in investing activities

Purchase of collectible asset	0	0
Net cash provided by (used in) investing activities	0	0

Cash flows from financing activities

Issuance of series subscription	0	0
Net cash provided by (used in) financing activities	0	0

Net change in cash	0	0
Cash at beginning of period	9,435	0
Cash at end of period	$9,435	$0

8

MYTHIC COLLECTION, LLC

Notes to Financial Statements

NOTE 1 - DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Mythic Collection, LLC (the “Company”) is a Delaware series limited liability company formed on January 30, 2019.  Mythic Markets, Inc. is the sole owner of interests of the Company (other than interests issued in a particular series to other investors). The Company was formed to engage in the business of acquiring and managing a collection of popular art collectibles. It is expected that the Company will create a number of separate series of interests (the “Series” or “Series of Interests”), including the Series #MTG-ABL90, which was created on February 1, 2019, and that each collectible will be owned by a separate Series, and that the assets and liabilities of each Series will be separate in accordance with Delaware law. Investors acquire membership interests (the “Interests”) in each Series and will be entitled to share in the return of that particular Series, but will not be entitled to share in the return of any other Series.

The Company’s managing member is Mythic Markets, Inc. (the “Manager”). The Manager is a Delaware corporation formed on July 23, 2018.  The Manager is a technology and marketing company that operates the Mythic Markets Platform ("Platform") and manages the Company and the assets owned by the Company in its roles as the Manager and manager of the assets of each Series (the “Asset Manager”).

The Company intends to sell Interests in a number of separate individual Series of the Company. Investors in any Series acquire a proportional share of income and liabilities as they pertain to a particular Series, and the sole assets and liabilities of any given Series at the time of an offering related to that particular Series a single collectible asset, (plus any cash reserves for future operating expenses).  All voting rights, except as specified in the operating agreement or required by law remain with the Manager (e.g., determining the type and quantity of general maintenance and other expenses required, determining how to best commercialize the applicable Series assets, evaluating potential sale offers and the liquidation of a Series). The Manager manages the ongoing operations of each Series in accordance with the operating agreement of the Company, as amended and restated from time to time (the “Operating Agreement”).  The Company and each Series shall have perpetual existence unless terminated pursuant to the Operating Agreement or law.

Operating Agreement

In accordance with the Operating Agreement each interest holder in a Series grants a power of attorney to the Manager. The Manager has the right to appoint officers of the Company and each Series. The maximum number Interests in each Series, as of the date hereof, will be 2,000.

After the closing of an offering, each Series is responsible for its own Operating Expenses (as defined in Note B(5)). Prior to the closing, Operating Expenses are borne by the Manager and not reimbursed by the economic members. Should post-closing Operating Expenses exceed revenues or cash reserves then the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the applicable Series and be entitled to reimbursement of such amount from future revenues generated by the applicable Series (“Operating Expenses Reimbursement Obligation(s)”), on which the Manager may impose a reasonable rate of interest, and/or (c) cause additional Interests to be issued in order to cover such additional amounts, which Interests may be issued to existing or new investors, which may include the Manager or its affiliates.

The Manager expects to receive a five percent (5%) fee at the closing of each successful offering for its services of sourcing the collectible (the “Sourcing Fee”), which may be waived by the Manager in whole, or in part, its sole discretion.

9

At the discretion of the Manager, a Series may make distributions of Free Cash Flow (as defined in Note E) to both the holders of economic interests in the form of a dividend and the Manager in the form of a management fee. In the case that Free Cash Flow is available and such distributions are made, at the sole discretion of the Manager, the economics members will receive no less than 50% of Free Cash Flow and the Asset Manager will receive up to 50% of Free Cash Flow in the form of a management fee. The management fee is accounted for as an expense to the Series rather than a distribution from Free Cash Flow. The Manager is responsible for covering its own expenses.

LIQUIDITY AND CAPITAL RESOURCES

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company or any of the Series have not generated profits since inception. The Company has sustained no income or loss for the period ended June 30, 2020. The Company or any of the Series may lack liquidity to satisfy obligations as they come due. Future liabilities, other than ones for which the Manager does not seek reimbursement, will be covered through the proceeds of future offerings for the various Series of Interests.

Through June 30, 2020, none of the Series have recorded any revenues.  The Company anticipates that it will commence commercializing the collection in fiscal year 2021, but does not expect to generate any revenues for any of the Series in the first year of operations. Each Series will continue to incur Operating Expenses including, but not limited to, storage, insurance, transportation and maintenance expenses, on an ongoing basis.

For the six-months ending June 30, 2020, Mythic Markets, Inc. or an affiliate has borne all of the costs of the Company and has invoiced, or will invoice, the Company and its Series for amounts due by the Company or its Series relating to offering and operating expenses.  The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as the Series’ have the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Interests in any individual Series. In addition, parts of the proceeds of future offerings may be used to create reserves for future Operating Expenses for individual Series at the sole discretion of the Manager.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation:

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from our estimates.

10

Cash and cash equivalents:

The Company considers all short-term investments with an original maturity of three months or less when purchased, or otherwise acquired, to be cash equivalents.

Property and Equipment:

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation, if applicable, are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of June 30, 2020, the Company has $79,000, at cost, in collectible assets.

Offering expenses:

Offering expenses relate to the offering for a specific Series and consist of underwriting, legal, accounting, escrow, compliance, filing and other expenses incurred through the balance sheet date that are directly related to a proposed offering and will generally be charged to members' equity upon the completion of the proposed offering (collectively, “Offering Expenses”). Offering Expenses that are incurred prior to the closing of an offering for such Series, are being funded by the Manager and will generally be reimbursed through the proceeds of the offering related to the Series. Should the proposed offering prove to be unsuccessful, these costs, as well as additional expenses to be incurred, will be charged to the Manager.

Operating expenses:

Operating Expenses are costs and expenses attributable to activities of a particular Series and include storage, insurance, transportation (other than the initial transportation from the card location to the Manager’s storage facility prior to the offering, which is treated as an “Acquisition Expense”, as defined below), annual audit and legal expenses and other specific expenses as detailed in the Manager’s allocation policy. We distinguish between pre-closing and post-closing Operating Expenses. Operating Expenses are expensed as incurred.

Except as disclosed with respect to any future offering, expenses of this nature that are incurred prior to the closing of an offering of Series of Interests are funded by the Manager and are not reimbursed by the Company, Series or economic members. These are accounted for as capital contributions by the Manager for expenses related to the business of the Company or a Series.

Upon closing of an offering, a Series becomes responsible for these expenses and finances them either through revenues generated by a Series or available cash reserves at the Series. Should revenues or cash reserves not be sufficient to cover Operating Expenses the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Series at a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by the Series (“Operating Expenses Reimbursement Obligation(s)”), and/or (c) cause additional Interests to be issued in order to cover such additional amounts.

Income taxes:

The Company intends that the master series and separate Series will elect and qualify to be taxed as a C-corporation under the Internal Revenue Code. The separate Series will comply with the accounting and disclosure requirement of ASC Topic 740, "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

11

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company, a Delaware series limited liability company, whose managing member is the Manager, will admit additional members to each of its series through the offerings for each Series. By purchasing an Interest in a Series of Interests, the investor is admitted as a member of the Company and will be bound by the Company's Operating Agreement. Under the Operating Agreement, each investor grants a power of attorney to the Manager. The Operating Agreement provides the Manager with the ability to appoint officers.

NOTE 4 - REVENUE, EXPENSE AND COST ALLOCATION METHODOLOGY

The Company distinguishes expenses and costs between those related to the purchase of a particular collectible asset and Operating Expenses related to the management of such collectible assets.

Fees and expenses related to the purchase of an underlying collectible asset include the Offering Expenses, Acquisition Expenses, Brokerage Fee and Sourcing Fee.

Within Operating Expenses the Company distinguishes between Operating Expenses incurred prior to the closing of an offering and those incurred after the close of an offering. Although these pre- and post- closing Operating Expenses are similar in nature and consist of expenses such as storage, insurance, transportation and maintenance, pre-closing Operating Expenses are borne by the Manager and are not expected to be reimbursed by the Company or the economic members. Post-closing Operating Expenses are the responsibility of each Series of Interest and may be financed through (i) revenues generated by the Series or cash reserves at the Series and/or (ii) contributions made by the Manager, for which the Manager does not seek reimbursement or (iii) loans by the Manager, for which the Manager may charge a reasonable rate of interest or (iv) issuance of additional Interest in a Series.

Allocation of revenues, expenses and costs will be made amongst the various Series in accordance with the Manager's allocation policy. The Manager's allocation policy requires items that are related to a specific Series to be charged to that specific Series. Items not related to a specific Series will be allocated pro rata based upon the value of the underlying collectible assets or the number of collectibles, as stated in the Manager’s allocation policy and as reasonably determined by the Manager. The Manager may amend its allocation policy in its sole discretion from time to time.

Revenue from the anticipated commercialization of the collectibles will be allocated amongst the Series whose underlying collectibles are part of the commercialization events, based on the value of the underlying collectible assets. No revenues have been generated to date.

Offering Expenses, other than those related to the overall business of the Manager (as described in Note B(4)) are funded by the Manager and generally reimbursed through the Series proceeds upon the closing of an offering. $6,683 in Offering Expenses have been incurred by the Company as of June 30, 2020.

Acquisition expenses are funded by the Manager, and reimbursed from the Series proceeds upon the closing of an offering. The Company had incurred $0 in Acquisitions Expenses for the six months ended June 30, 2020.

The Sourcing Fee is paid to the Manager from the Series proceeds upon the close of an offering.

Operating Expenses (as described in Note 2), including storage, insurance, maintenance costs and other Series related expenses, are expensed as incurred.  Operating Expenses are borne by the Manager and are the responsibility of each individual Series when invoiced. As of June 30, 2020, $1,752 of Operating Expenses were incurred.

12

NOTE 5 - ADVANCES FROM MANAGER

To fund its organizational and start-up activities as well as to advance funds on behalf of a series to purchase assets, the Manager expects to cover the expenses and costs of the Company and its series. The Manager reserves the right to invoice the Company or a Series from time to time for expenses it incurs in connection with the business and operations of the Company and its Series. Until such time, no amount is due and payable to Manager.

NOTE 6 – MEMBERS’ EQUITY/(DEFICIT)

The Company has received membership subscriptions for the one LLC series as of June 30, 2020:

Series Name	Units Offered	Units Tendered	Subscription Amount
MTG-ABL90	2,000	2,000	$90,000

NOTE 7 - DISTRIBUTIONS AND MANAGEMENT FEES

Any available Free Cash Flow of a Series of Interests shall be applied in the following order of priority, at the discretion of the Manager:

1.	Repayment of any amounts outstanding under Operating Expenses Reimbursement Obligations.

2.	Thereafter, reserves may be created to meet future Operating Expenses for a particular Series.

3.	Thereafter, 50% (net of corporate income taxes applicable to such Series of Interests) may be distributed as dividends to interest holders of a particular Series.

4.	The Manager may receive 50% in the form of a management fee, which is accounted for as an expense to the profit and loss statement of a particular Series and revenue to the Manager.

5.

If less than the cost of the Underlying Asset(s)of capital is raised, the Manager may defer collection of Manager’s Fees shown in the Total Dollar Amount column and reimbursement for its expenses without forfeiting any right to collect. The Manager may also elect to defer the collection of Fees due the Manager. In either event the Series will pay the Manager ten percent (10%) annual interest on the deferral of the reimbursements or Fees.

“Free Cash Flow” is defined as the net income (as determined under GAAP) generated by any Series of Interests plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the relevant Series, provided that Free Cash Flow does not include proceeds from a sale of an Underlying Asset.

The Manager may maintain Free Cash Flow funds in a deposit account or an investment account for the benefit of the Series.

As of June 30, 2020, no distributions or management fees were paid by the Company or in respect of any Series.

NOTE 8 - SUBSEQUENT EVENTS

As of July 31, 2020, the Company has closed the sale and issuance of the Series MTG-94BOX Offering and is conducting an offering of the Series COM-AF157.

13

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on August 13, 2020.

MYTHIC COLLECTION, LLC

By:	Mythic Markets, Inc.,
its:	Managing Member

By:	/s/ Joseph Mahavuthivanij
Name:	Joseph Mahavuthivanij
Title:	CEO

This report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joseph Mahavuthivanij	Chief Executive Officer of Mythic Markets, Inc.	August 13, 2020
Joseph Mahavuthivanij	(Principal Executive Officer)

/s/ Theodore Stiefel	Chief Financial Officer of Mythic Markets, Inc.	August 13, 2020
Theodore Stiefel	(Principal Financial Officer)

14

FORM 1-U FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 20, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: November 11, 2020

(Date of earliest event reported)

MYTHIC COLLECTION, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-3427237
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

16 Lagoon Court

San Rafael, CA 94903

(Full mailing address of principal executive offices)

(415) 335-6370

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

●    Series MTG-ABL90 / Alpha Black Lotus

●    Series MTG-94BOX / 1994 Booster Boxes

●    Series ART-GGMTG / Alpha Giant Growth Art

●    Series COM-AF157 / Amazing Fantasy #15

●    Series ART-BHERO / Alpha Benalish Hero Art

●    Series COM-FF160 / Fantastic Four #1

ITEM 9. OTHER EVENTS

Entry into New Broker-Dealer Relationship

As of November 11, 2020, Mythic Collection, LLC (the “Company”), for each of the series of securities that it will issue, changed its broker of record from North Capital Private Securities Corporation (“North Capital”) to Dalmore Group, LLC (“Dalmore”). This change is not expected to result in a fundamental change to the nature of the Company’s business or plan of operations.

Pursuant to a Broker-Dealer Agreement dated August 4, 2020 (the “Broker-Dealer Agreement”), Dalmore became the Company’s broker of record for the offerings of membership interests in Series ART-GGMTG and Series ART-BHERO and for all future series offerings of the Company. Dalmore is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). Pursuant to the Broker-Dealer Agreement, Dalmore has agreed to serve as broker of record for the Company’s Regulation A offerings (the “Offerings”) and to perform certain services in connection with the sale of membership interests in the multiple series of the Company (the “Interests”), effective as of FINRA’s issuance of a no objection letter on November 11, 2020. Dalmore is also providing investor qualification services for the Offerings. Dalmore will receive a brokerage fee of 1.0% of the gross proceeds of each Offering. Dalmore will not purchase any Interests and, therefore, will not be eligible to receive any discounts, commissions or any underwriting or finder’s fees in connection with the Offerings. In addition, the Company has agreed to pay Dalmore for certain other expenses, including a one-time advance of $5,000, of which any unused portion will be reimbursed to the Company. Such expenses include costs related to preparing the FINRA filing, due diligence expenses, working with the Company’s counsel and other services necessary and required prior to the approval of the Offerings. The Company also has paid Dalmore a one-time consulting fee of $20,000. The Broker-Dealer Agreement contains customary representations, warranties and agreements by the Company and Dalmore, indemnification obligations of the parties and termination provisions.

The Broker-Dealer Agreement has a 12-month term effective August 4, 2020 and will renew automatically for successive 12-months terms unless either party provides notice of non-renewal at least 60 days prior to the expiration of the then-current term. Additionally, the agreement may be terminated by either party for breach, misrepresentation, failure to comply with legal requirements or insolvency.

The foregoing summary of the terms of the Broker-Dealer Agreement does not purport to be complete and is qualified in its entirety by reference to the Broker-Dealer Agreement, a copy of which is filed as exhibit 6.1 to this Current Report on Form 1-U and incorporated herein by reference.

Continuing Relationship with Former Broker-Dealer

North Capital has acted as the Company’s broker of record in connection with the offering of Interests in Series MTG-ABL90, Series MTG-94BOX, Series ART-BHERO and Series COM-FF160. As of November 13, 2020, our company has (i) sold the maximum offering amounts of Series MTG-ABL90 Interests, Series MTG-94BOX Interests and Series COM-AF157 Interests (collectively, the “Closed Offerings”) and closed each such offering, and (ii) received subscriptions for 474 Interests, or $15,168 of Series COM-FF160 (the “Open Offering”) the closing of which has not yet taken place. The gross proceeds from all Closed Offerings are $237,000, with the total amount of net proceeds being received by us of approximately $230,634. We have paid to North Capital a fee equal to $9,527.77 in connection with the Closed Offerings and we expect to pay to North Capital a fee equal to $1,411.60 with respect to the Open Offering if the maximum offering price of $32,000 is raised in the Open Offering.

North Capital will continue to act as our broker of record in connection with the Open Offering until it is closed. In addition, North Capital will continue to serve as our escrow agent for the Offerings and North Capital Investment Technology, an affiliate of North Capital, will continue to provide us with its technology tools to facilitate our Offerings for which we agree to pay a monthly administrative fee of $500. The fee payable to North Capital Investment Technology is capped at $100,000 for the Offerings in the aggregate, regardless of the number of series being offered.

2

EXHIBIT INDEX

Exhibit No.	Description

6.1	Broker-Dealer Agreement dated August 4, 2020 between Mythic Collection, LLC and Dalmore Group, LLC

3

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mythic Collection, LLC
a Delaware corporation

By:	/s/ Joseph Mahavuthivanij
Name:	Joseph Mahavuthivanij
Title:	Chief Executive Officer
Date:	November 19, 2020

4

EXHIBIT 6.1

THE
DALMORE
GROUP

Broker-Dealer Agreement

This agreement (together with exhibits and schedules, the "Agreement") is entered into by and between Mythic Collection, LLC ("Client"), a Delaware Limited Liability Corporation, and Dalmore Group, LLC., a New York Limited Liability Company ("Dalmore"). Each of Client and Dalmore may be referred to herein as a "Party" and, collectively, the "Parties. Client and Dalmore agree to be bound by the terms of this Agreement, effective as of August 4, 2020 (the "Effective Date"):

Whereas, Dalmore is a registered broker-dealer providing services in the equity and debt securities market, including offerings conducted via SEC (as defined below) approved exemptions such as Reg D 506(b), 506(c), Regulation A+, Reg CF and others;

Whereas, Client, from time to time, is offering multiple series of securities directly to the public in an offering exempt from registration under Regulation A+ (each a "Series", collectively, the "Offering"); and

Whereas, Client recognizes the benefit of having Dalmore as a service provider for third-party investors who participate in the Offering, which investors, for the purposes of any fees hereunder, shall not include Client, its officers, directors or other agents ("Investors").

Now, Therefore, in consideration of the mutual promises and covenants contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. **Appointment, Term, and Termination**

a. Client hereby engages and retains Dalmore to provide operations and compliance services at Client's discretion.

b. The Agreement will commence on the Effective Date and will remain in effect for a period of twelve (12) months and will renew automatically for successive renewal terms of twelve (12) months each unless any party provides notice to the other party of non-renewal at least sixty (60) days prior to the expiration of the current term. If either Party defaults in performing the obligations under this Agreement, the Agreement may be terminated (i) upon thirty (30) days written notice if Client fails to perform or observe any material term, covenant or condition to be performed or observed by it under this Agreement and such failure continues to be unremedied, (ii) upon thirty (30) days written notice if Dalmore fails to perform or observe any material term, covenant of condition to be performed or observed by it under this Agreement and such failure is uncured within the thirty days, (iii) upon written notice, if any material representation or warranty made by either Dalmore or Client proves to be incorrect at any time in any material respect, (iv) in order to comply with a Legal Requirement, if compliance cannot be timely achieved using commercially reasonable efforts, after providing as much notice as practicable, or (v) upon thirty (30) days written

THE DALMORE GROUP

notice from Client for convenience, or (vi) upon thirty (30) days written notice if Client or Dalmore commences a voluntary proceeding seeking liquidation, reorganization or other relief, or is adjudged bankrupt or insolvent or has entered against it a final and unappealable order for relief, under any bankruptcy, insolvency or other similar law, or either Party executes and delivers a general assignment for the benefit of its creditors. The description in this section of specific remedies will not exclude the availability of any other remedies. Any delay or failure by Client to exercise any right, power, remedy or privilege will not be construed to be a waiver of such right, power, remedy or privilege or to limit the exercise of such right, power, remedy or privilege. No single, partial or other exercise of any such right, power, remedy or privilege will preclude the further exercise thereof or the exercise of any other right, power, remedy or privilege. All terms of the Agreement, which should reasonably survive termination, shall so survive, including, without limitation, limitations of liability and indemnities, and the obligation to pay Fees relating to Services provided in accordance with this Agreement prior to termination.

2. **Services.** Dalmore will perform the services listed on *Exhibit A* attached hereto and made a part hereof, in connection with the Offering (the "Services"). Unless otherwise agreed to in writing by the parties.

3. **Compensation.** As compensation for the Services, Client shall pay to Dalmore a fee equal to one hundred (100) basis points on the gross proceeds received by Client from Investors from each Series for which Dalmore acts as broker of record and for which securities are offered and sold during the Term. This will only start after the Financial Industry Regulatory Authority Inc. ("FINRA") Corporate Finance issues a No Objection Letter for the offering. Client authorizes Dalmore to deduct the fee directly from the Client's third party escrow or payment account.

There will also be a one time advance payment for out of pocket expenses of $5,000. Payment is due and payable within 5 business days of the Effective Date of this agreement. The advance payment will cover expenses anticipated to be incurred by the firm such a preparing the FINRA filing, due diligence expenses, working with the Client's counsel in providing information for inclusion in the Client's filings with the SEC to the extent necessary, and any other services necessary and required prior to the approval of the Offering (and any Series). Dalmore will refund a portion of the payment related to the advance to the extent its actually incurred reasonable and out-of-pocket expenses incurred in connection with the implementation of this Agreement were less than $5,000.

The Client shall also engage Dalmore as a consultant to provide ongoing general consulting services relating to the Offering such as coordination with third party vendors and general guidance with respect to the Offering. The Client will pay a one time Consulting Fee of $20,000 which will be due and payable immediately after FINRA issues a No Objection Letter.

THE DALMORE GROUP

4. **Regulatory Compliance**

a. Each Party shall be responsible for compliance with all applicable federal, state and local securities laws and regulations, including all applicable rules of self-regulatory organizations (together "Securities Regulation"). To the extent that either Party fails to comply with Securities Regulations, it shall indemnify and defend the other Party from any damages resulting from the violation.

b. Dalmore represents and warrants that it is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and FINRA and is not prohibited from receiving any commission pursuant to this Agreement by any applicable laws, rules or regulations of the SEC, FINRA, or other administrative or regulatory body or otherwise, and that it will not engage in any investment banking or other activities with the Client in connection with the Offering or otherwise in which Dalmore is not authorized to engage.

c. Client shall at all times (i) comply with all reasonable requests of Dalmore that are necessary for compliance with Securities Regulation; (ii) maintain all required registrations and licenses, including foreign qualification, if necessary, except to the extent where the failure to do so will not have a material adverse effect; and (iii) pay all related fees and expenses (including the FINRA Corporate Filing Fee), in each case that are necessary or appropriate to perform their respective obligations under this Agreement. Client shall comply with and adhere to all applicable Dalmore policies and procedures, provided to Client prior to execution of this Agreement, except where the failure to do so will not materially and adversely effect Dalmore or Client.

d. Client and Dalmore will each be responsible for supervising the activities and training of their respective sales employees, as well as all of their other respective employees in the performance of functions specifically allocated to them pursuant to the terms of this Agreement.

e. For the avoidance of doubt, in no event shall any Investor in any Series be considered a client or customer of Dalmore. No Investor shall have an account of any type at Dalmore, nor shall any Investor be solicited by Dalmore. In its role as broker of record, Dalmore shall have no discretion as to the acceptance or rejection of any investment.

f. Client and Dalmore agree to promptly notify the other concerning any material communications regarding Securities Regulations from any body or authority with jurisdiction over the activities being undertaken pursuant to this Agreement in connection with the Offering, or the performance of the obligations set forth herein, unless such notification is expressly prohibited by such body or authority.

5. **Role of Dalmore.** Client acknowledges and agrees that Client will rely on Client's own judgment in using Dalmore' Services. Dalmore (i) makes no representations with respect to the quality of any investment opportunity or of any issuer; (ii) does not guarantee the performance to and of any Investor; (iii) will make commercially reasonable efforts to perform the Services in accordance with its specifications; (iv) does not guarantee the performance of any party or facility which provides connectivity to Dalmore; and (v) is not an investment adviser, does not provide investment advice and does not recommend securities transactions and any display of data or other information about an investment opportunity, does not constitute a recommendation as to the appropriateness, suitability, legality, validity or profitability of any transaction. Nothing in this Agreement should be construed to create a partnership, joint venture, or employer-employee relationship of any kind.

6. **Indemnification**.

a. Indemnification by Client. Client shall indemnify and hold Dalmore, its affiliates and their representatives and agents harmless from, any and all actual or direct losses, liabilities, judgments, arbitration awards, settlements, damages and costs (collectively, "Losses"), resulting from or arising out of any third party suits, actions, claims, demands or similar proceedings (collectively, "Proceedings") to the extent they are based upon (i) a breach of this Agreement by Client, (ii) the wrongful acts or omissions of Client, or (iii) the Offering.

b. Indemnification by Dalmore. Dalmore shall indemnify and hold Client, Client's affiliates and Client's representatives and agents harmless from any and all actual or direct losses, liabilities, judgments, arbitration awards, settlements, damages and costs (collectively, "Losses "), resulting from or arising out of any third party (including Investors) suits, actions, claims, demands or similar proceedings (collectively, "Proceedings") to the extent they are based upon (i) a breach of this Agreement by Dalmore or (ii) the wrongful acts or omissions of Dalmore or its failure to comply with any applicable federal, state, or local laws, regulations, or codes in the performance of its obligations under this Agreement.

c. Indemnification Procedure. If any Proceeding is commenced against a Party entitled to indemnification under this section, prompt notice of the Proceeding shall be given to the Party obligated to provide such indemnification. The indemnifying party shall be entitled to take control of the defense, investigation or settlement of the Proceeding and the indemnified party agrees to reasonably cooperate, at the indemnifying party's cost in the ensuing investigations, defense or settlement.

7. **Notices**. Any notices required by this Agreement shall be in writing and shall be addressed, and delivered or mailed postage prepaid, or faxed or emailed to the other parties hereto at such addresses as such other parties may designate from time to time for the receipt of such notices. Until further notice, the address of each Party to this Agreement for this purpose shall be the following:

THE DALMORE GROUP

If to the Client:

Mythic Collection, LLC
16 Lagoon CT.
San Rafael, CA 94903
Attn: Joseph Mahavuthivanij - CEO
Tel: 415-335-6370
Email: joe@mythicmarkets.com

If to Dalmore:

Dalmore Group, LLC.
525 Green Place
Woodmere, NY 11598
Attn: Etan Butler, Chairman
Tel: 917-319-3000
etan@dalmorefg.com

8. Confidentiality and Mutual Non-Disclosure:

a. Confidentiality.

i. Included Information. For purposes of this Agreement, the term "Confidential Information" means all confidential and proprietary information of a Party, including but not limited to (i) financial information, (ii) business and marketing plans, (iii) the names of employees and owners, (iv) the names and other personally-identifiable information of users of the third-party provided online fundraising platform, (v) security codes, and (vi) all documentation provided by Client or Investor.

ii. Excluded Information. For purposes of this Agreement, the term "confidential and proprietary information" shall not include (i) information already known or independently developed by the recipient without the use of any confidential and proprietary information, or (ii) information known to the public through no wrongful act of the recipient.

iii. Confidentiality Obligations. During the Term and at all times thereafter, neither Party shall disclose Confidential Information of the other Party or use such Confidential Information for any purpose without the prior written consent of such other Party. Without limiting the preceding sentence, each Party shall use at least the same degree of care in safeguarding the other Party's Confidential Information as it uses to safeguard its own Confidential Information. Notwithstanding the foregoing, a Party may disclose Confidential Information (i) if required to do

THE DALMORE GROUP

by order of a court of competent jurisdiction, provided that such Party shall notify the other Party in writing promptly upon receipt of knowledge of such order so that such other Party may attempt to prevent such disclosure or seek a protective order; or (ii) to any applicable governmental authority as required by applicable law. Nothing contained herein shall be construed to prohibit the SEC, FINRA, or other government official or entities from obtaining, reviewing, and auditing any information, records, or data. Client acknowledges that regulatory record-keeping requirements, as well as securities industry best practices, require Dalmore to maintain copies of practically all data, including communications and materials, regardless of any termination of this Agreement.

9. **Miscellaneous.**

a. ANY DISPUTE OR CONTROVERSY BETWEEN THE CLIENT AND DALMORE RELATING TO OR ARISING OUT OF THIS AGREEMENT WILL BE SETTLED BY ARBITRATION BEFORE AND UNDER THE RULES OF FINRA.

b. This Agreement is non-exclusive and shall not be construed to prevent either Party from engaging in any other business activities.

c. This Agreement will be binding upon all successors, assigns or transferees of either Party. No assignment of this Agreement by either Party will be valid unless the other Party consents to such an assignment in writing. Either Party may freely assign this Agreement to any person or entity that acquires all or substantially all of its business or assets. Any assignment by the either Party to any subsidiary that it may create or to a company affiliated with or controlled directly or indirectly by it will be deemed valid and enforceable in the absence of any consent from the other Party.

d. Neither Party will, without prior written approval of the other Party, place or agree to place any advertisement in any website, newspaper, publication, periodical or any other media or communicate with the public in any manner whatsoever if such advertisement or communication in any manner makes reference to the other Party, to any person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control, with the other Party and to the clearing arrangements and/or any of the Services embodied in this Agreement. Client and Dalmore will work together to authorize and approve co-branded notifications and client facing communication materials regarding the representations in this Agreement. Notwithstanding any provisions to the contrary within, Client agrees that Dalmore shall not make reference in marketing or other materials to any transactions completed during the term of this Agreement without Client's consent, which consent shall not be unreasonably withheld, provided no personal data or Confidential Information is disclosed in such materials.

THE DALMORE GROUP

e. THE CONSTRUCTION AND EFFECT OF EVERY PROVISION OF THIS AGREEMENT, THE RIGHTS OF THE PARTIES UNDER THIS AGREEMENT AND ANY QUESTIONS ARISING OUT OF THE AGREEMENT, WILL BE SUBJECT TO THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any Party

f. If any provision or condition of this Agreement will be held to be invalid or unenforceable by any court, or regulatory or self-regulatory agency or body, the validity of the remaining provisions and conditions will not be affected and this Agreement will be carried out as if any such invalid or unenforceable provision or condition were not included in the Agreement.

g. This Agreement sets forth the entire agreement between the parties with respect to the subject matter hereof and supersedes any prior agreement relating to the subject matter herein. The Agreement may not be modified or amended except by written agreement.

h. This Agreement may be executed in multiple counterparts and by facsimile or electronic means, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

[SIGNATURES APPEAR ON FOLLOWING PAGE(S)]

THE
DALMORE
GROUP

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CLIENT: Mythic Collection, LLC

By: **/s/ Joseph Mahavuthivanij**
Name: **Joseph Mahavuthivanij – CEO**
Its: **CEO**

Dalmore Group, LLC:

By: **/s/ Etan Butler**
Name: **Etan Butler**
Its: **Chairman**

THE DALMORE GROUP

Exhibit A

Services:

a. **Dalmore Responsibilities** – Dalmore agrees to:

i. Review and process Investor information, including KYC (Know Your Customer) data, perform AML (Anti-Money Laundering), using Dalmore and third-party vendor's resources, and other compliance background checks, and provide a recommendation to Client whether or not to accept Investor as a customer of the Client based solely on AML and KYC process;

ii. Review each Investor's subscription agreement to confirm accuracy of information and such Investors participation in the Series, and based upon such review provide a determination to Client whether or not to accept the use of the subscription agreement for the Investor's participation;

iv. Contact and/or notify the Client of any Investor that Dalmore advises Client to decline; For the avoidance of doubt, Dalmore shall not contact Investors directly, unless required by law, and only employees of Client will handle Investor communications.

v. Contact and/or notify the Client, if needed, to gather additional information or clarification;

iii. vi. Serve as a registered agent for each Series on which it acts as broker-of-record where required for state blue sky law requirements;

iv. Not provide any investment advice nor any investment recommendations to any investor;

v. Keep Investor details and data confidential and not disclose to any third-party except as required by regulators or in performance of its obligations under this Agreement (e.g. as needed for AML and background checks);

ix. Named as a broker-dealer of record in connection with specified Series of the Offering.